UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION
12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE
REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 333-133985-53

Structured Asset Securities Corporation, as depositor for
Lehman XS Trust 2007-3
(Exact Name of Registrant as Specified in its Charter)

745 Seventh Avenue, New York, New York 10019, (212) 526-7000
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Lehman XS Trust Mortgage Pass-Through Certificates, Series 2007-3
1A-A1, 1A-A2, 1B-A1, 1B-A2, 1B-A3, 2-A1, 2-A2, 2-A3, 2-A4, 3A-A, 3B-A1, 3B-A2, 3B-A3, 4A-A1, 4A-A2, 4A-A3, 4A-A4,
4A-AIO, 4B-A1, 4B-A2, 4B-AIO, 1-M1, 1-M2, 1-M3, 1-M4, 1-M5, 1-M6, 1-M7, 1-M8, 2-M1, 2-M2, 2-M3, 2-M4, 2-M5, 2-M6,
2-M7, 2-M8, 2-M9, 2-M10, 3-M1, 3-M2, 3-M3, 3-M4, 3-M5, 3-M6, 3-M7, 3-M8, 4-M1, 4-M2, 4-M3, 4-M4, 4-M5, 4-M6, 4-M7
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

   Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i) ☐	Rule 12h-3(b)(1)(i) ☐
Rule 12g-4(a)(1)(ii) ☐	Rule 12h-3(b)(1)(ii) ☐
Rule 12g-4(a)(2)(i) ☐	Rule 12h-3(b)(2)(i) ☐
Rule 12g-4(a)(2)(ii) ☐	Rule 12h-3(b)(2)(ii) ☐
Rule 15d-6 ☒

   Approximate number of holders of record as of the certification or notice date: 14

   Pursuant to the requirements of the Securities Exchange Act of 1934, Structured Asset Securities Corporation, has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: January 29, 2008	/s/ Michele Olds
Name: Michele Olds
Title: VP Servicer Oversight